ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the unaudited consolidated financial statements for the six months ended June 30, 2008 and 2007 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007, the related MD&A and the Company’s Annual Information Form, which have been filed with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40F which has been filed with the US Securities and Exchange Commission.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Caution - Forward Looking Statements: Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Cautionary Note to U.S. Investors concerning Estimates of Measured Indicated and Inferred Resources

In this MD&A the terms “measured” and “indicated resources” are used. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to proven or probable reserves.

This MD&A also uses the term “inferred resources”. The Company advises U.S. investors that while such term is recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities rules, estimates of inferred resources may not form part of the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

(*) available at the SEDAR website at www.sedar.com

Description of Business

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. Historically, the business philosophy was to acquire and explore early-stage mineral prospects. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

The Company historically financed its operating activities principally by the issuance of common shares. Since 2004, equity financings have facilitated the acquisition and development of the Guanacevi Mines project, an underground silver mine and ore processing plant located in Durango, Mexico and the Guanajuato Mines project located in Guanajuato, Mexico. With the consolidation of the Company’s interests in the Guanacevi and Guanajuato Mines projects, the Company has been able to finance some of its operating activities from production cash flows.

Operating Performance

Consolidated Production Results

Q2, 2008 compared to Q1, 2008

Silver production for the Second Quarter, 2008 increased 2% to 517,077 oz compared to 504,669 oz in the First Quarter, 2008. Plant throughput for Q2, 2008 was 86,391 tonnes at average grades of 257 gpt silver and 0.77 gpt gold, as compared to 78,157 tonnes averaging 304 gpt silver and 0.71 gpt gold during Q1, 2008.

Average silver grades were 15% lower and gold grades were 8% higher in the 2nd quarter reflecting lower grade mining areas at Guanacevi and the increased production at Guanajuato, which has a lower silver grade and a higher gold grade than Guanacevi. The average silver recovery rate was 10% higher in Q2 due to increased retention time in the leach circuit at Guanacevi and the increased production at Guanajuato, which has higher recoveries than Guanacevi. The plant throughput rate was 11% higher due to a significant increase in throughput at Guanajuato.

At Guanajuato, the primary factor in the increase in the silver production was the completion of underground rehabilitation work and safety upgrades that led to the reopening of the mine shafts at Cebada and San Elias in June.

At Guanacevi, the main factors contributing to the slight decrease of silver production and plant throughput were were lower ore grades and some down-time at the plant for repairs and various capital projects such as completion of the new agitation leach circuit.

Q2, 2008 compared to Q2, 2007

Silver production for the Second Quarter, 2008 increased 20% to 517,077 oz compared to 430,248 oz in the Second Quarter, 2007. Plant throughput for Q2, 2008 was 86,391 tonnes at an average grade of 257 gpt silver and 0.77 gpt gold as compared to 58,060 tonnes averaging 290 gpt silver and 0.99 gpt gold during Q2, 2007.

The average silver grade was 11% lower and gold grades were 22% lower in Q2, 2008 compared to Q2, 2007 reflecting lower silver and gold grades mined at both operations. The average silver recovery rate was 3% lower in Q2, 2008 compared to Q2, 2007 due to higher manganese contents in the Guanacevi ores. The plant throughput was 49% higher in Q2, 2008 compared to Q2, 2007 due to the acquisition of the Guanajuato Mines project, an expansion of the Guanacevi mine labour force and the drawdown of the Guanacevi plant ore stockpiles built up in 2006.

The increased silver production is attributable to increases in both mine outputs and plant throughputs at Guanacevi and the acquisition of the Guanajuato Mines project.

H1, 2008 compared to H1, 2007

Silver production for the Six Months ended June 30, 2008 increased 11% to 1,021,746 ozs compared to 921,234 ozs for the same period in 2007. Plant throughput for the first two quarters of 2008 was 164,548 tonnes at an average grade of 279 gpt silver and 0.74 gpt gold as compared to 105,841 tonnes at an average grade of 352 gpt silver and 0.94 gpt gold during 2007.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

The average silver and gold grades were each 21% lower for H1, 2008 compared to H1, 2007 reflecting the lower silver grades from both Guanacevi and Guanajuato, for which there was no production for Q1 2007. The Guanajuato mine has lower silver grades but significantly higher gold grades than the Guanacevi mine. The average silver recovery rate was 11% higher in 2008 compared to 2007 due to longer retention times in the Guanacevi leach circuit and the higher recoveries at Guanajuato. The plant throughput rate was 55% higher in 2008 compared to 2007 due to the acquisition of the Guanajuato Mines project, an expansion of the Guanacevi mine labour force and the drawdown of the Guanacevi plant ore stockpiles built up in 2006.

The increased silver production is attributable to increases in both mine output and plant throughput at Guanacevi and the initiation of production from Guanajuato.

The following table compares 100% consolidated production in 2008 to 100% consolidated production in the 2007 year:

Comparative Table of Consolidated Mine Operations
	Plant T'put	Grade		Recovered ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4
2007	291,561	319	0.87	2,135,484	6,427	70.4	76.8
Production 2008 Year:
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0
YTD 2008	164,548	279	0.74	1,021,746	3,138	69.7	81.5

Q2, 2008 : Q1, 2008	11%	-15%	8%	2%	19%	10%	4%

Q2, 2008 : Q2, 2007	49%	-11%	-22%	20%	15%	-3%	9%

YTD 2008 : YTD 2007	55%	-21%	-21%	11%	25%	-7%	8%

Guanacevi Mines

Production

Q2, 2008 compared to Q1, 2008

Silver production for Q2, 2008 was 419,245 oz compared to 458,624 oz in Q1, 2008, a decrease of 9%, with gold production of 883 oz compared to 1,012 oz in Q1 2008, a decrease of 9%. Plant throughput for Q2, 2008 was

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

65,276 tonnes at an average grade of 287 gpt silver and 0.55 gpt gold compared to 68,651 tonnes at an average grade of 322 gpt silver and 0.60 gpt gold during Q1, 2008.

The average silver grade was 11% lower and gold grades were 8% lower for Q2 as compared to Q1, reflecting ore types processed at Guanacevi and further dilution in the stopes. The average silver recovery rate was 7% higher and the plant throughput rate was 5% lower in Q2 2008 compared to Q1 2008.

At Guanacevi, the main factors in the slight reduction in silver production and plant throughput were lower ore grades and some down-time at the plant for repairs and various capital projects such as completion of the new agitation leach circuit, the refinery and the Merrill Crowe circuit.

Q2, 2008 compared to Q2, 2007

Silver production for Q2, 2008 was 419,245 oz compared to 382,377 oz in Q2, 2007, an increase of 10%, with gold production of 883 oz compared to 824 oz in Q2, 2007, an increase of 7%. Plant throughput for Q2, 2008 was 65,276 tonnes at an average grade of 287 gpt silver and 0.55 gpt gold compared to 40,749 tonnes at an average grade of 377 gpt silver and 0.72 gpt gold during Q2, 2007.

The average silver grade was 24% lower in Q2, 2008 compared to Q2, 2007 due to lower grade mining areas at Guanacevi. The average silver recovery rate was 9% lower due to higher manganese contents in the Guanacevi ores and shorter retention times in the leach circuit.

H1, 2008 compared to H1, 2007

Silver production for six months ended June 30, 2008 was 877,869 oz compared to 873,363 oz for the same period in 2007, an increase of 1%, with gold production of 1,895 oz compared to 1,844 oz, an increase of 3%. Plant throughput for H1, 2008 was 133,927 tonnes at an average grade of 305 gpt silver and 0.58 gpt gold compared to 88,530 tonnes at an average grade of 404 gpt silver and 0.81 gpt gold during H1, 2007.

The average silver grade was 25% lower for the six months ended June 30, 2008 compared to the same period in 2007 due to mining lower grade areas at Guanacevi. The average silver recovery rate was 11% lower due to higher manganese contents in the Guanacevi ores and shorter retention times in the leach circuit.

The Company consolidated and commenced reporting of the Guanacevi operations from January 28, 2006 when 51% of the mine was acquired. The following table for Guanacevi compares 100% production in 2008 to 100% production in the 2007 year:

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

Comparative Table of Guanacevi Mine Operations
	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year: 100% mine ownership April 1, 2008

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	40,749	377	0.72	382,377	824	75.9	76.4
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5
Q4, 2007	69,681	370	0.65	542,789	1,126	65.4	76.9
2007	226,295	375	0.70	1,907,795	3,957	69.4	75.7
Production 2008 Year:
Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9
Q2, 2008	65,276	287	0.55	419,245	883	69.2	78.7

YTD 2008	133,927	305	0.58	877,869	1,895	66.8	77.3

Q2, 2008 : Q1, 2008	-5%	-11%	-8%	-9%	-13%	7%	4%

Q2, 2008 : Q2, 2007	60%	-24%	-24%	10%	7%	-9%	3%

YTD 2008 : YTD 2007	51%	-25%	-29%	1%	3%	-11%	2%

Guanajuato Mines project (formerly referred to as Bolanitos Mines project)

Production

The exploitation rights to the Guanajuato Mines project were purchased on May 2, 2007 while the ownership of the properties and plant was acquired on May 30, 2007. The Company has been mining historic mineralized material not in the reserves and operating the process plant at well below capacity since the acquisition in May, 2007 to ensure the availability of an experienced work force once the historic reserves are made accessible by underground rehabilitation work and a new orebody is identified by exploration and developed for production.. Results for fiscal 2007 are for the eight months ended December 31, 2007 therefore there are no comparatives for the first quarter of 2007. The results for the second quarter of 2007 only include production for May and June 2007.

Q2, 2008 compared to Q1, 2008

Silver production for the second quarter of 2008 was 97,832 oz compared to 46,045 oz in the previous quarter, an increase of 112%. Plant throughput for Q2, 2008 was 21,115 tonnes at an average grade of 164 gpt silver and 1.44 gpt gold compared to 9,506 tonnes at an average grade of 171 gpt silver and 1.54 gpt gold during Q1, 2008.

The average silver grade was 4% lower and gold grades were 6% lower for Q2, 2008 compared to Q1, 2008. The average silver recovery rate was consistent with Q1 and the plant throughput rate was 122% higher.

At Guanajuato, the primary factor in the increase in the silver production was the completion of underground rehabilitation work and safety upgrades that led to the reopening of the mine shafts at Cebada and San Elias in June.

Q2, 2008 compared to Q2, 2007

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

The information for Q2, 2008 includes three months of production whereas the information for 2007 does not include production for April. Silver production for the second quarter of 2008 was 97,832 oz compared to 47,870 oz in Q2, 2007, an increase of 104%. Plant throughput was 21,115 tonnes at an average grade of 164 gpt silver and 1.44 gpt gold compared to 17,311 tonnes at an average grade of 120 gpt silver and 1.70 gpt gold during Q2, 2007.

The average silver grade was 37% higher compared to Q2, 2007 and gold grades were 15% lower. The average silver recovery was 23% higher than Q2, 2007 and the plant throughput was 22% higher.

At Guanajuato, the mines came back on-line in June which allowed production to increase significantly. In addition, higher grade ores were mined in June and less dilution occurred during mining.

H1, 2008 compared to H1, 2007

The information for 2008 includes six months of production whereas the information for 2007 does not include production for January through April. Silver production for the first six months of 2008 was 143,877 oz compared to 47,870 oz for May and June 2007, an increase of 201%. Plant throughput for 2008 was 30,621 tonnes at an average grade of 166 gpt silver and 1.47 gpt gold compared to 17,311 tonnes at an average grade of 120 gpt silver and 1.70 gpt gold during May and June of 2007.

The average silver grade was 38% higher during the first six months of 2008 compared to 2007 and gold grades were 13% lower. The average silver recovery was 23% higher for 2008 and the plant throughput was 77% higher for the first six months of 2008 compared to May and June of 2007.

At Guanajuato, the primary factors contributing to the significant increase in silver production were the completion of underground rehabilitation work and safety upgrades that led to the reopening of the mine shafts at Cebada and San Elias in June, as well as increases in both grades and recoveries. Since acquisition, the average silver grade has increased due to a focus on mining higher grade material and reducing dilution in the stopes and the average silver recovery rate has increased due to an optimization of the plant.

The following table summarizes the results.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

Comparative Table of Guanajuato Mine Operations
	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)

Production 2007 Year: Purchased May 2, 2007
Q1, 2007	0	0	0	0	0	0	0.0
Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4
Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7
Q4, 2007	21,570	155	1.50	94,077	886	87.7	85.0
YTD 2007	65,266	133	1.47	227,689	2,360	81.5	76.6

Production 2008 Year:
Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7
Q2, 2008	21,115	164	1.44	97,832	822	88.1	87.7
YTD 2008	30,621	166	1.47	143,877	1,243	88.1	87.7

Q2, 2008 : Q1, 2008	122%	-4%	-6%	112%	95%	0%	0%

Q2, 2008 : Q2, 2007	22%	37%	-15%	104%	25%	23%	26%

YTD 2008 : YTD 2007	77%	38%	-13%	201%	89%	23%	26%

Parral project

In February 2008, the Company acquired an option to purchase the Navegantes silver properties, located approximately 80 kilometers west of the city of Hidalgo de Parral in Chihuahua State, Mexico. The five Navegantes properties cover two historic silver mines, Jorge and San Pedro. The Company can acquire a 100% interest in the Navegantes properties by making $470,000 in escalating cash payments over a 2 year period. Subsequent to the end of Q2, 2008 the Company elected to drop its option to acquire the Navegantes properties.

Summary of Quarterly Results

	Dec 31, 2008		Dec 31, 2007			Dec 31, 2006
(in US$000s	Period End		Period End			Period End
except per share amounts)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Total Revenues	$10,060	$10,729	$11,018	$7,686	$6,385	$7,230	$6,035	$2,805

Cost of Sales	$6,361	$6,567	$8,804	$6,872	$5,092	$3,567	$4,524	$1,912
Depreciation, Depletion & Accretion	$1,769	$1,505	$1,493	$1,621	$609	$959	$1,081	$313
Mine Operating Earnings / (Loss)*	$1,930	$2,657	$721	$(807)	$684	$2,704	$430	$580

Net income (loss):
(i) Total	$(3,417)	$(2,011)	$(4,237)	$(3,651)	$(2,076)	$(2,238)	$(600)	$(153)
(ii) Basic per share	$(0.07)	$(0.04)	$(0.09)	$(0.08)	$(0.05)	$(0.05)	$(0.01)	$-
(iii) Diluted per share	$(0.07)	$(0.04)	$(0.09)	$(0.08)	$(0.05)	$(0.05)	$(0.01)	$-

* Earnings from mine operations is a non-GAAP measure used by the Company as a measure of operating performance

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

Review of Consolidated Financial Results

Three months ended June 30, 2008 compared with the three months ended June 30, 2007

For the three months ended June 30, 2008, the Company realized Mine Operating Earnings of $1.9 million (2007 - $0.7 million) from its mining and milling operations on sales of $10.1 million (2007 - $6.4 million) with cost of sales of $6.4 million (2007 - $5.1 million) and depreciation and depletion $1.8 million (2007 - $0.6 million).

The Operating Loss for the three months ended June 30, 2008 was $2.8 million (2007 - $5.8 million) after Exploration costs of $2.6 million (2007 - $1.3 million), General and Administrative costs of $1.4 million (2007 - $1.8 million) and Stock Based Compensation costs of $0.7 million (2007 - $3.4 million).

The Loss Before Taxes for the three months ended June 30, 2008 was $2.4 million (2007 - $3.9 million) after Foreign Exchange Gain of $0.1 million (2007 – $1.5 million), a realized gain on marketable securities of $0.2 million (2007 – $0.3 million) and Investment and Other Income of $0.1 million (2007 - $0.3 million).

The Company incurred a Net Loss for the three months ended June 30, 2008 of $3.4 million (2007 - $2.1 million) after Income Tax Provision of $1.1 million (2007 - $1.8 million recovery).

Sales were $10.1 million for the second quarter of 2008, an increase of 58% over the sales of $6.4 million for the second quarter of 2007. The increase in sales is primarily due to the increase in silver prices over last year. Cost of sales for the quarter was $6.4 million, an increase of 25% over the cost of sales of $5.1 million for Q2 2007. The increase in the cost of sales is a result of the costs associated with the Guanajuato project, which was acquired in Q2 2007, and rising costs for labour, fuel, power, parts, equipment and supplies. The Company has also experienced additional costs related to the expansion and upgrade programs. Depreciation, depletion and accretion was $1.8 million, an increase of 157% as compared to Q2 2007, primarily due to increased capital asset balances resulting from the buy-out of the remaining 49% of Minera Santa Cruz SA de CV and additional capital expenditures to date.

Exploration expenses increased by 108% to $2.7 million in Q2 2008 from $1.3 million in Q2 2007. General and administrative decreased by 22% to $1.4 million in Q2 2008 as compared to $1.8 million in Q2 2007 primarily as a result of decreased investor relations activities. Stock-based compensation decreased by 80% to $0.7 million in Q2 2008 from $3.4 million in Q2 2007. The decrease in stock-based compensation is largely due to a majority of current year’s option grants having a two year vesting period whereas the previous year’s options granted vested immediately.

The Company experienced a foreign exchange gain during Q2 2008 of $0.1 million as compared to a foreign exchange gain of $1.5 million in the second quarter of 2007. In the second quarter of 2007 there was a strengthening of the Canadian dollar to the US dollar and the company held more Canadian dollars at that time. The Company realized a gain on marketable securities during the period of $0.2 million as compared to $0.3 million in the same period of 2007 as a result of a slight decrease in the liquidation of investments. Investment and other income decreased by 67% to $0.1 million in the period from $0.3 million in Q2 2007 due to the decreased cash balance. The income tax provision was $1.1 million for Q2 2008, as compared to an income tax recovery of $1.8 for Q1 2007.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

Six months ended June 30, 2008 compared with the six months ended June 30, 2007

For the six months ended June 30, 2008, the Company realized Mine Operating Earnings of $4.6 million (2007 - $3.4 million) from its mining and milling operations on sales of $20.8 million (2007 - $13.6 million) with cost of sales of $12.9 million (2007 - $8.7 million) and depreciation and depletion $3.3 million (2007 - $1.6 million).

The Operating Loss for the six months ended June 30, 2008 was $4.7 million (2007 - $6.8 million) after Exploration costs of $4.8 million (2007 - $3.1 million), General and Administrative costs of $2.8 million (2007 - $3.4 million) and Stock Based Compensation costs of $1.7 million (2007 - $3.7 million).

The Loss Before Taxes for the six months ended June 30, 2008 was $3.8 million (2007 - $4.3 million) after Foreign Exchange Loss of $0.3 million (2007 – gain of $1.6 million), a realized gain on marketable securities of $1.0 million (2007 – $0.3 million) and Investment and Other Income of $0.2 million (2007 - $0.5 million).

The Company incurred a Loss for the six months ended June 30, 2008 of $5.4 million (2007 - $4.3 million) after Income Tax Provision of $1.7 million (2007 - $1.5 million recovery), with a Non-Controlling Interest expense of Nil (2007 - $1.5 million).

Sales were $20.1 million for the first two quarter of 2008, an increase of 48% over the sales of $13.6 million for the first six months of 2007. The increase in sales is due to three main factors. The increase in the production at Guanacevi, the production from Guanajuato has being reported for six months during the current period but only for May and June for 2007, as the project was acquired in May 2007, and the increase in silver prices over last year. Cost of sales for the period was $12.9 million, an increase of 48% over the cost of sales of $8.7 million for the same period in 2007. The increase in the cost of sales is a result of the costs associated with the Guanajuato project, which was acquired in Q2 2007, and rising costs for labour, fuel, power, parts, equipment and supplies. The Company has also experienced additional costs related to the expansion and upgrade programs. Depreciation, depletion and accretion was $3.3 million, an increase of 106% as compared to 2007, primarily due to increased capital asset balances resulting from the buy-out of the remaining 49% of Minera Santa Cruz SA de CV and additional capital expenditures to date.

Exploration expenses increased by 55% to $4.8 million during the six months ended June 30, 2008 from $3.1 million in 2007 due to increased exploration activity. General and administrative decreased by 10% to $2.8 million in during 2008 as compared to $3.1 million in 2007 primarily due to decreased investor relations activities. Stock-based compensation decreased by 54% to $1.7 million in 2008 from $3.7 million in 2007. The decrease in stock-based compensation is largely due to a majority of current year’s option grants having a two year vesting period whereas the previous year’s options granted vested immediately. There were 1,928,000 stock option issued during the six month ended June 30, 2008 as compared to 1,535,000 for the same period in 2007.

The Company experienced a foreign exchange loss during the first two quarters of 2008 of $0.3 million as compared to a foreign exchange gain of $1.7 million in the same period in 2007. The loss during the current period is a result of fluctuations in the Canadian dollar to the US dollar. In the first quarter of 2007 there was a strengthening of the Canadian dollar to the US dollar and the company held more Canadian dollars at that time. The Company realized a gain on marketable securities during the period of $1.0 million as compared to $0.3 million in the same period of 2007 as a result of a partial liquidation of investments. Investment and other income decreased by 60% to $0.2 million in the period from $0.5 million in 2007 due to the decreased cash balance in the current year. The income tax provision was $1.7 million for the period as compared to an income tax recovery of $1.5 million for 2007.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

Cash Costs (Non-GAAP Measure)

Cash cost per oz is a non-GAAP measure reported in the silver and gold mining industry as a benchmark of performance, but it does not have a standardized meaning or usage. The Company reports its cash operating cost per oz of silver produced as net of gold credits and royalties.

The consolidated cash operating cost of silver produced in Q2, 2008 was $9.62 per oz. The cash cost of silver produced at Guanacevi was $8.92 per oz and at Guanajuato $12.75 per oz.

The consolidated cash cost per oz of silver produced in the 2nd Quarter 2008 was 4% lower than the consolidated cash cost of $10.01 in the previous quarter and 1% lower than the $9.67 cash cost per oz produced in the 2nd quarter 2007. The improved consolidated cash cost in Q2, 2008 is primarily a result of the increased production at Guanajuato subsequent to the rehabilitation work and safety upgrades completed during the second quarter.

The cash cost per oz at Guanacevi for the 2nd Quarter 2008 was $8.92 per oz as compared to $8.61 in the 1st Quarter 2008 and $9.86 per oz in Q2 2007. The slightly higher cash cost in Q2, 2008 as compared to Q1, 2008 is due to the slightly lower production of silver, slightly lower mine output and plant throughput, and the lower grades in the areas mined during Q2, 2008. The higher cash costs in 2008 as compared to 2007 are a result of a combination of reduced productivity and metal recoveries at the Guanacevi plant during the plant upgrade projects, lower production grades and the processing of lower grade stockpiles, lower silver recoveries due to higher manganese contents and lower leach circuit retention times. Management anticipates cash costs at Guanacevi will start declining once various capital projects are completed in Q3, 2008.

The cash cost per oz at Guanajuato for the 2nd Quarter 2008 decreased 48% to $12.75 per oz as compared to $24.58 in the 1st Quarter 2008. The decrease in cash costs in Q2 2008 as compared to Q1 2008 are due to the increased silver production in June when the shafts were brought back into production. The decrease in cash costs in 2008 as compared to 2007 are a result of an increase in the ore grade and therefore production of silver, a decrease in the labour force, an improvement in plant productivity and improved cost controls.

The high cash costs at Guanajuato are mostly due to operating the mines and plant at a fraction of their capacities, while retaining most of the mine and plant personnel for future operations during this period of mine rehabilitation, safety upgrades and various capital projects. Management anticipates cash costs at Guanajuato will continue to decline as production continues to ramp up in Q3, 2008.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

Reconciliation of cash operating cost per oz to cost of sales:

Consolidated (in US $000s except ozs produced/payable and cash cost/oz)

	For the three months ended
	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07

Cost of Sales	$6,599	$6,567	$8,759	$6,917	$5,092	$3,567
Add/(Subtract):
Royalties	$(198)	$(268)	$(211)	$(191)	$(194)	$(191)
Change in Inventories	$196	$30	$(289)	$518		$(98)
By-Product gold sales	$(1,473)	$(1,347)	$(1,309)	$(1,199)	$(799)	$(627)
Cash Operating Costs	$5,124	$4,982	$6,950	$6,045	$4,099	$2,651

Ozs Produced	$517,077	$504,669	$636,866	577,381	430,251	490,986
Ozs Payable	$507,993	$497,781	$626,734	568,177	424,034	486,076

Cash Cost Per Oz US$ *	$10.09	$10.01	$11.09	$10.64	$9.67	$5.45

Guanacevi Mines (in US $000s except ozs produced/payable and cash cost/oz)

	For the three months ended
	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07

Cost of Sales	$4,705	$5,124	$5,383	$5,397	$4,370	$3,567
Add/(Subtract):
Royalties	$(198)	$(268)	$(211)	$(191)	$(149)	$(191)
Change in Inventories	$196	$30	$(289)	$518		$(98)
By-Product gold sales	$(764)	$(979)	$(880)	$(704)	$(489)	$(627)
Cash Operating Costs	$3,939	$3,907	$4,003	$5,020	$3,732	$2,651

Ozs Produced	$419,245	$458,624	$542,789	491,643	382,377	490,986
Ozs Payable	$415,053	$454,038	$537,361	486,726	378,554	486,076

Cash Cost Per Oz US$ *	$9.49	$8.61	$7.45	$10.31	$9.86	$5.45

Guanajuato Mines Project (in US $000s except ozs produced/payable and cash cost/oz)

	For the three months ended
	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07

Cost of Sales	$1,894	$1,443	$3,376	$1,520	$722	$-
Add/(Subtract):
Royalties	$-	$-	$-	$-	$(45)	$-
Change in Inventories	$-	$-	$-	$-	$-	$-
By-Product gold sales	$(709)	$(368)	$(429)	$(495)	$(310)	$-
Cash Operating Costs	$1,185	$1,075	$2,947	$1,025	$367	$-

Ozs Produced	$97,832	$46,045	$94,077	85,738	47,874	0
Ozs Payable	$92,940	$43,743	$89,373	81,451	45,480	0

Cash Cost Per Oz US$ *	$12.75	$24.58	$32.97	$12.58	$8.07	$0.00

* Based on payable silver production attributable to cost of sales.

Liquidity and Capital Resources

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

Operating activities used $1.6 million during the six months ended June 30, 2008 compared to an outflow of $4.6 million during the same period in 2007. The major non-cash adjustments on the recorded loss of $4.7 million were non cash charges for depreciation, depletion and accretion of $3.3 million, stock-based compensation of $1.7 million, future income tax liability for $0.6m, a gain on marketable securities of $1.0 million, an unrealized foreign exchange loss of $0.3 million and a change in working capital $1.0 million.

Investing activities during the first two quarters of 2008 used $6.76 million as compared to $8.6 million in 2007. The investments in property, plant and equipment was $8.3` million compared to $8.0 million in 2007 and the Company received proceeds from the sale of marketable securities of $3.8 million and invested $2.2 million during the period in marketable securities.

As at June 30, 2008, the Company’s share capital was $87.5 million representing 49,040,478 common shares as compared to $87.5 million representing 48,982,146 common shares at December 31, 2007. During the six months ended June 30, 2008, the financing activities generated $36,000 through the issuance of 66,000 common shares relating to share purchase options exercised compared to generating $5.2 million through the issuance of 1,436,896 common shares issued relating to share purchase warrants exercised for $3.5 million and 668,000 common shares relating to share purchase options exercised for gross proceeds of $1.7 million for the same period in 2007.

The cash and cash equivalents balance decreased from $16.6 million at December 31, 2007 to $8.4 million at June 30, 2008. Cash and cash equivalents decreased for the period by $8.2 million primarily due to cash used for capital investments made in property, plant and equipment, exploration activities, mining operations..

The company invested $8.3 million in property, plant and equipment during the six months ended June 30, 2008 with the majority of the expenditures at Guanacevi. Approximately $7.0 million was spent at Guanacevi with $2.6 million spent on plant projects, $3.1 million on mine development and deferred exploration, $0.3 million spent on mine equipment and $1.0 million spent on buildings, transportation and office equipment. Approximately $1.2 million was spent at Guanajuato with $0.2 million spent on plant projects, $0.9 million on mine development and deferred exploration and $0.1 million spent on buildings, transportation and office equipment.

Working capital decreased to $16.8 million from $25.3 million at December 31, 2007 primarily due to the reduction in cash of $8.2 million, a decrease in marketable securities of $1.2 million, an increase in accounts payable of $2.3 million and an increase in accounts receivable and prepaids of $3.4 million.

As at June 30, 2008, the Company had 5,699,400 options to purchase common shares outstanding with a weighted average exercise price of CAD$3.27 and had 310,000 share purchase warrants outstanding with a weighted average exercise price of CAD$5.34.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

The Company had the following contractual obligations at March 31, 2008:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease	$936	$264	$672	-	-
Exploration	$360	$200	$160	-	-
Other Long-Term Liabilities	$1,644	$707	-	-	$937
Total	$2,940	$1,171	$832	-	$937

Transactions with Related Parties

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis.

During the course of the period the Company paid $141,000 in consulting fees to a company with common directors and management.

The Company has paid $62,000 for legal services to a legal firm in which the Company’s Corporate Secretary is a partner.

As of March 31, 2008 the Company holds marketable securities purchased for $279,000 of a public company with common directors and management that has a market value of $91,328. The Company currently holds securities purchased for $160,000 of a private company with common directors that has a deemed market value of $160,000.

Changes in Accounting Policies

On January 1, 2008, the Company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1506, Accounting Changes; Handbook Section 1535, Capital Disclosures; Handbook Section 3031, Inventories; Handbook Section 3862, Financial Instruments – Disclosure and Handbook Section 3863, Financial Instruments – Presentation.

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors. As a result of adopting this new standard, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. There were no changes in policies or estimates during the period, except for those new standards adopted and noted below.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company considers the items included in the consolidated statement of changes in shareholders equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”). Under this standard, inventories are measured at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. The Company’s inventory balance consists of materials and supplies inventory, stockpile inventory, finished goods inventory and work-in-process inventory which are valued at the lower of cost and net realizable value. Cost is measured using the weighted average method as applicable. There are no write-downs or reversals of past write-downs. The application of this section did not have a significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, included specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Financial Instruments and Other Instruments

The Company’s financial instruments as of June 30, 2008 consisted of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term investments. The fair value of these instruments approximates their carrying value, however, due to the unavailability of an active market for our ABCP investments, their carrying value reflects management’s best estimate of their underlying fair value (see Note 7 to our interim consolidated financial statements for further details). There were no off balance sheet financial or other instruments.

Cash and cash equivalents included short-term, highly liquid investments placed with major Canadian banks that mature within three months of their purchase date so that these investments do not expose the Company to significant interest rate risk.

The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates or commodity prices.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

Outlook

For 2008, the Company has forecast another substantial increase in its silver production, reserves and resources for the fourth consecutive year. Like 2007, production growth in the first two quarters was relatively flat as the focus was on completing the various mine and plant capital projects. However, several of these projects are now complete and several more are scheduled for completion in the third quarter, 2008 so production should rise significantly in the second half of the year.

At Guanacevi, the Company plans to boost the tonnage mined in H2, 2008 by retaining a contractor to develop the new Alex Breccia mine, accelerate development of the north Porvenir mine and develop ramp access to the historic Santa Cruz mine. Emphasis will continue to be placed on minimizing mine dilution so as to enhance the ore grade delivered to the plant. In the plant, the capital expansion and improvement projects should facilitate an increase in metal recoveries. In particular, the expanded agitation leach circuit, optimized CCD circuit, the about to be commissioned new thickeners, silver refinery and refurbished flotation circuit.should all contribute to higher silver recoveries.

Exploration drilling has resumed with renewed vigour at Guanacevi, both underground at the Porvenir mine as well as on surface at the newly acquired Milache and San Pedro properties. The Company announced positive drill results in Q2, 2008 that should expand the Porvenir and Santa Cruz ore-bodies and some exciting new high grade vein discoveries were released for the Milache and San Pedro properties.

At Guanajuato, “safety first” determined the action plan for the operations in the second quarter, 2008. The shafts were upgraded to North American safety standards and came back on-line in June 2008 which allowed mine output to jump in Q2, 2008. The grade of the historic mineralized material not in reserves that is being mined has already risen in response to the grade and dilution control programs instituted last year. Minor improvements are scheduled for the plant but metal recoveries are not expected to improve as they are already above the target recoveries. In Q2, 2008, the crushing circuit was upgraded at the plant and the tailings pond capacity was expanded.

Exploration at Guanajuato focused on drilling around the Golondrinas, Bolanitos and Cebada mines in an effort to make a new discoveries and expand resources and reserves. The Company announced some exciting high grade drill results in Q1 and Q2 for the newly discovered “3785” zone at Cebada. The old 265 mine level is now being rehabilitated in Q3 and Q4 in order to access the 3785 mineralized zone for bulk sampling and further exploration and development work in anticipation of a new resource estimate and mine plan by year-end.

At Parral, the evaluation of the Cometa project will be completed in the second half of 2008 so that a decision can be made how to proceed with this new base and precious metal discovery. Exploration will continue at Arroyo Seco in the third and fourth quarters of 2008.

The Company will continue to evaluate new property acquisitions in each of the districts where it is currently working, as well as in other parts of Mexico in order to fuel continued growth.

Outstanding Share Data

As of August 7, 2008, the Company had the following items issued and outstanding:

  49,040,478 common shares
  5,799,400 options to purchase common shares with a weighted average exercise price of CAD$3.27 expiring between January 14, 2009 and June 3, 2017.
  310,000 share purchase warrants with a weighted average exercise price of CAD$5.34 expiring between January 8, 2009 and May 30, 2009.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 7, 2008

Changes in Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the first quarter of 2008, the Company implemented the following changes to internal control over financial reporting:

  During the first quarter of, 2008 management has developed and communicated an authority limit policy, a capital expenditure policy and an investment policy.
  The Company has implemented controls so that all Spanish language contracts will have certified English translations, which will be maintained in the corporate office, that are reviewed by either the CEO or COO and either the CFO or Controller.

During the second quarter of 2008, the Company implemented the following changes to internal control over financial reporting:

  Management has engaged the services of international tax consultants from one of the big four accounting firms to assist with the preparation of the Mexican tax provision.

Except for the changes discussed above, there have been no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.